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                                                                    Exhibit 99.1


Transamerica Finance Corporation Extends Period for Consent Solicitation For Zero Coupon Debentures Due September 1, 2007

HOFFMAN ESTATES, Ill., Jan. 2 /PRNewswire-FirstCall/ --Transamerica Finance Corporation ("TFC" or the "Company") announced today that it is extending until 5:00 p.m., New York City time, on January 9, 2004, the expiration date of its pending consent solicitation to amend certain terms and to waive certain rights of the holders under the indenture governing the debt securities with respect to the Company's Zero Coupon Debentures due September 1, 2007 (CUSIP No. 893502
AM 6) ("2007 Debentures"). The extension is intended to give holders adequate time during the holiday period to consider the proposed amendments. In addition, TFC is offering a consent fee of $12.50 per $1,000 of principal amount at stated maturity to consenting holders of 2007 Debentures, and has increased the dealer fee payable to certain soliciting dealers to $20 per $1,000 of principal amount at stated maturity in respect of the consents obtained from holders of 2007 Debentures whose beneficial owners hold not more than $250,000 of principal amount at stated maturity of 2007 Debentures (as set forth in the prospectus supplement and consent solicitation statement described below), in each case, if the requisite consents from the holders of 2007 Debentures are received and other conditions are satisfied as set forth in the prospectus supplement and consent solicitation statement described below. The requisite number of consents have been submitted by holders of the other series of debt securities subject to the consent solicitation (which consents are irrevocable) and TFC has certified those consents to the indenture trustees.

AEGON N.V. (NYSE: AEG), the indirect parent company of TFC, will fully and unconditionally guarantee the due and punctual payment of the principal of and interest on the debt securities subject to the consent solicitation, if and only if the requisite consents are received and other conditions satisfied as set forth in the prospectus supplement and consent solicitation statement described below.

The consent solicitation is subject to the terms and conditions contained in the prospectus supplement and consent solicitation statement dated November 18, 2003 and the related prospectus dated November 17, 2003, as supplemented by the supplement to be issued January 2, 2004, and as may be further supplemented from time to time. As a result of the extension of the expiration date of the consent solicitation noted above and the extension announced on December 29, 2003, the agreement among the Company, certain of its affiliates and General Electric Capital Corporation to sell most of the Company's commercial lending segment is now expected to close in January 2004. Subject to the foregoing, all of the terms and conditions of the consent solicitation described in the prospectus supplement and consent solicitation statement referred to above remain in full force and effect.

Holders of 2007 Debentures may obtain additional copies of the prospectus supplement and consent solicitation statement, the related prospectus and other related materials from the Information Agent, Georgeson Shareholder Communications, Inc., 17 State Street, 10th Floor, New York, New York 10004, by calling (866) 295-8149 (toll free) or (212) 440-9800 (call collect). UBS Securities LLC ("UBS") is acting as the Solicitation Agent. Holders with questions about the consent solicitation may contact UBS's Liability Management Group by calling (203) 719-4210 (call collect) or (888) 722-9555 x4210 (toll free).

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities in any state in which such offer, solicitation or sale is not permitted. Such offer is only made by the prospectus supplement and consent solicitation statement and accompanying prospectus, as supplemented from time to time, which have been filed with the Securities and Exchange Commission.

SOURCE Transamerica Finance Corporation